SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2012

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto, Ontario M3B 2X7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 11, 2012, Postmedia Network Canada Corp. (the “registrant”) announced the appointment of Wayne Parrish as Chief Operating Officer. Mr. Parrish was previously appointed in July 2010 to head up Postmedia’s business transformation and in July 2011 became the Company’s Chief Transformation and Revenue Officer. Mr. Parrish, 56, spent the first two decades of his career as a journalist and was a senior executive with Sun Media Corporation during a period that culminated in a management buyout of the company from Rogers Communication Inc., and eventual sale to Quebecor Inc. He has been General Manager and Executive Editor of the Toronto Sun, Vice-President-Strategy at Sun Media, Chairman, President & CEO of the CANOE Online Network, President & CEO of Quebecor New Media, President & CEO of Sport Media Group and President and CEO for Canada Basketball.

On January 11, 2012, the Board authorized a grant to Mr. Parrish under the Company’s Option Plan (the “Option Plan”) of options exercisable for 200,000 of the Company’s Class C Voting Shares (the “Voting Shares”). 20% of the grant vests immediately and the remainder will vest in equal installments on the first, second, third and fourth anniversary date of the grant. Unexercised options expire on the tenth anniversary of the grant date. The option price will be determined by reference to the five-day weighted average closing price of a Voting Share on the preceding five Toronto Stock Exchange trading days on which Voting Shares have actually traded, following the conclusion of a blackout period (which period lifts two full trading days following the release of financial information). As a result, the actual grant date and the pricing for these options will not be determined until such a period has elapsed.

A company controlled by Mr. Parrish was a party to a consulting agreement dated July 21, 2010 with Postmedia Network Inc., pursuant to which Mr. Parrish was appointed as Chief Transformation Officer of the registrant. For such consulting services, the company controlled by Mr. Parrish received a monthly fee of approximately $25,000 and became eligible for an annual performance bonus. This agreement was terminated on July 11, 2011, at which time Mr. Parrish became an employee of the Company and his role was expanded to Chief Transformation and Revenue Officer.

Item 7.01    Regulation FD Disclosure.

On January 11, 2012, the registrant issued a press release announcing the executive appointments of Wayne Parrish as Chief Operating Officer, Simon Jennings as Chief Revenue & Digital Officer and Jeffrey Haar as Executive Vice President and General Counsel. A copy of that press release is hereby furnished as Exhibit 99.1 to this report on Form 6-K.

Item 9.01    Financial Statements and Exhibits.

The document listed below as Exhibit 99.1 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.1	Press release dated January 11, 2012 announcing Executive Appointments at Postmedia Network.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: January 13, 2012

EXHIBIT INDEX

Exhibit 99.1	Press release dated January 11, 2012 announcing Executive Appointments at Postmedia Network.